SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _________________

Commission file number:  001-35593

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HomeTrust Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, North Carolina 28801

HOMETRUST BANK 401(k) PLAN

Required Information

The HomeTrust Bank 401(k) Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.  Attached to this report as Exhibit 23 is the consent of Dixon Hughes Goodman LLP.

HOMETRUST BANK 401(k) PLAN

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

– Report of Independent Registered Public Accounting Firm –

To the Participants of
HomeTrust Bank 401(k) Plan
Asheville, North Carolina

We have audited the accompanying statements of net assets available for benefits of the HomeTrust Bank 401(k) Plan (the “Plan”) as of June 30, 2013, and 2012, and the related statement of changes in net assets available for benefits for the year ended June 30, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of  June 30, 2013 and 2012, and the changes in net assets available for benefits for the year ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but

(1)

Report of Independent Registered
Public Accounting Firm

is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
December 26, 2013

HOMETRUST BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
June 30, 2013 and 2012

ASSETS:

	2013	2012
Investments, at fair value:
Mutual funds	$13,693,520	$10,416,137
Common collective trust funds	1,116,332	5,967,492
Fixed income guaranteed option	4,902,518	-
HomeTrust Bancshares, Inc. common stock	4,940,895	-
Money market funds	-	2,719,393

Total investments	24,653,265	19,103,022

Receivables:
Notes receivable from participants	801,820	673,687
Participant contributions	43,869	-
Employer contributions	35,234	648,263

Total receivables	880,923	1,321,950

Net assets available for benefits at fair value	25,534,188	20,424,972

Adjustment from fair value to contract value for investment in
fully benefit-responsive investment contract	-	9,548

NET ASSETS AVAILABLE FOR BENEFITS	$25,534,188	$20,434,520

The accompanying notes are an integral part of these financial statements.                                      Page 3

HOMETRUST BANK 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended June 30, 2013

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$3,355,465
Dividends and interest	499,158
Total investment income	3,854,623

Interest income on notes receivable from participants	30,179

Contributions:
Employer contributions	826,972
Participant contributions	1,075,869
Rollover contributions	114,595
Total contributions	2,017,436

TOTAL ADDITIONS	5,902,238

DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
Benefits paid to participants	798,132
Administrative expenses	4,438
TOTAL DEDUCTIONS	802,570

NET INCREASE	5,099,668

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	20,434,520

END OF YEAR	$25,534,188

The accompanying notes are an integral part of these financial statements.                                      Page 4

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2013 and 2012

NOTE A - DESCRIPTION OF THE PLAN

The following description of HomeTrust Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  Effective January 1, 2013, the Plan changed trustees from Reliance Trust Company (“RTC”) to Principal Trust Company (“Principal”) and changed the plan name from HomeTrust Bank Employees 401(k) and Profit Sharing Plan to HomeTrust Bank 401(k) Plan.

General

The Plan is a defined contribution plan covering all eligible employees of HomeTrust Bank and its subsidiaries (the “Company”) who are age twenty-one or older. Effective January 1, 2013, employees are eligible to make elective deferrals and receive Company matching contributions once they have been employed for thirty days but are not eligible for Company discretionary contributions until they have attained one year of service. Prior to July 1, 2012 employees were not eligible for Company matching contributions until they attained one year of service.  Plan entry dates are the first day of each calendar quarter month.   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Each year, participants may contribute up to the maximum amount allowed under the Internal Revenue Code. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). Participants may change their deferral at any time.

The Company matches 100 percent of the first 6% of compensation that a participant contributes to the Plan. Additionally, the Company may make an additional discretionary contribution. Participants must have worked at least 1,000 hours and be employed on the last day of the plan year to be eligible for the additional discretionary contribution. Disabled or retired employees as defined by the Plan are also eligible for the additional discretionary contribution. There were no discretionary contributions for the 2013 Plan year.  Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts

Each participant account is credited with the participant’s contributions and allocations of the Company’s contributions and plan earnings and charged with plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Participants may direct employee and Company matching contributions, including any discretionary contributions, to any of the Plan’s investment options. As of June 30, 2013, the Plan’s investment options include mutual funds, common collective trust funds, a fixed income guaranteed option, and HomeTrust Bancshares, Inc. common stock.

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2013 and 2012

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance. Loan terms range from 1-5 years but may be longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s vested account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates range from 4.25% to 5.00% as of June 30, 2013. Principal and interest are paid through payroll deductions.

Vesting

Participants are immediately vested in participant contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant’s share of employer contributions vests in 20% increments for years two through six, with the participant being 100% vested after six years of service.

Forfeited Accounts

Forfeitures of participants’ nonvested accounts are applied to reduce future employer contributions. At June 30, 2013 and 2012, there were $1,937 and $35,003, respectively, of forfeited nonvested accounts that had not yet been utilized. During 2013, employer contributions were reduced by $67,779 from forfeited nonvested accounts.

Payment of Benefits

On termination of service due to death, disability, retirement or other terminations of employment, a participant or, in the case of death, the participant’s beneficiary, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, an annuity, or roll-over their vested interest to a qualified plan or IRA.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document.  Certain administrative functions are performed by employees of the Company.  No such employee receives compensation from the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2013 and 2012

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note E for further discussion of fair value measurements.

As of June 30, 2012 the Plan had a stable value fund that held investment contracts.  As of June 30, 2013, the Plan has a fixed income guaranteed investment option.  These investments are investment contracts which are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Both contracts are fully benefit-responsive.  As of June 30, 2012, the statement of net assets available for benefits presents the fair value of the stable value investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  There is no adjustment for the year ended June 30, 2013 because the contract value of the fixed income guaranteed investment option approximates fair value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Plan evaluated subsequent events through the date that these financial statements were issued.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2013 and 2012

NOTE C - INCOME TAX STATUS

As of January 1, 2013 the plan document was restated when the Plan changed trustees from RTC to Principal.  The Plan has not yet obtained a determination letter from the Internal Revenue Service (“IRS”) stating that the restated Plan and related trust are in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the restated plan document is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for periods ending prior to June 30, 2010.

NOTE D - INVESTMENTS

The following presents investments, at fair value, that represent 5 percent or more of the Plan’s net assets available for benefits at June 30:

	2013			2012

Fixed Fund Institutional, common collective trust	$		*	$5,967,492
Principal Fixed Income Guaranteed Option		4,902,518		-
MFS Utilities Fund		2,506,100		1,813,433
Franklin Income Fund		4,690,453		3,882,036
Hartford Money Market		*		2,719,393
HomeTrust Bank Certificate of Deposit		*		-
HomeTrust Bank Money Market		*		-
HomeTrust Bancshares, Inc. common stock		4,940,895		-

* Amount represents less than 5 percent of net assets at end of the year.

During the year ended June 30, 2013, the Plan’s investments (including investments bought and sold as well as held during the year) appreciated in value by $3,355,465 as follows:

Mutual funds	$1,441,750
Common collective trust funds	38,942
HomeTrust Bancshares, Inc. common stock	1,874,773

$3,355,465

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2013 and 2012

NOTE E – FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 –	Inputs to the valuation methodology are unadjusted quoted prices available in active markets for identical investments as of the reporting date;

Level 2 –
Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 –
Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at June 30, 2013 and 2012.

Common Collective Trust Funds
The net asset value (“NAV”), as provided by the trustee, is issued as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

HomeTrust Bancshares, Inc. common stock
These investments are valued at the closing price reported on the active market on which individual securities are traded.

Mutual Funds
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2013 and 2012

NOTE E – FAIR VALUE MEASUREMENTS (Continued)

Money Market Funds
These investments are money market bank accounts which are valued using amortized cost which approximates fair value.

Fixed Income Guaranteed Option
The Principal fixed income guaranteed option is reported at contract value which approximates fair value.  Contract value represents the aggregation of contributions, plus interest, less withdrawals, if any (Footnote G).  It is considered a level 3 investment because none of the parameters for calculating fair value of the investment are available publically.  Disclosure of unobservable inputs to fair value measurement has not been included for the contracts because quantitative unobservable inputs are not developed by the Plan when measuring fair value and have not been made available to the Plan by the insurance company.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the financial assets measured at fair value on a recurring basis as of June 30, 2013 and 2012.

Assets at Fair Value as of June 30, 2013
Description	Level 1	Level 2	Level 3	Fair Value
Mutual Funds
Short term growth	$5,169,648	$-	$-	$5,169,648
Long term growth	2,580,190	-	-	2,580,190
Index	649,908	-	-	649,908
Fixed income	5,293,774	-	-	5,293,774
Common collective trust fund (a)	-	1,116,332	-	1,116,332
HomeTrust Bancshares, Inc. stock	4,940,895	-	-	4,940,895
Fixed income guaranteed option	-	-	4,902,518	4,902,518

Total investments	$18,634,415	$1,116,332	$4,902,518	$24,653,265

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2013 and 2012

NOTE E – FAIR VALUE MEASUREMENTS (Continued)

Assets at Fair Value as of June 30, 2012
Description	Level 1	Level 2	Level 3	Fair Value
Mutual Funds
Short Term growth	$3,439,729	$-	$-	$3,439,729
Long Term growth	1,528,503	-	-	1,528,503
Index	558,163	-	-	558,163
Balanced	726,624	-	-	726,624
Fixed Income	4,163,119	-	-	4,163,119
Common collective trust (b)	-	5,967,492	-	5,967,492
Money market funds	-	2,719,393	-	2,719,393

Total investments	$10,416,138	$8,686,885	$-	$19,103,023

(a)
Represents investments in collective trust funds whose primary objective is to seek total return of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in the target date.  There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(b)
Represents investment in a common collective trust consisting of fixed income strategies which seek preservation of capital as well as provide a competitive level of income over time consistent with the preservation of capital. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between levels for the year ended June 30, 2013.

The following table illustrates the activity of Level 3 assets measured at fair value on a recurring basis from June 30, 2012 to June 30, 2013:

Fixed income guaranteed option

Fair value at June 30, 2012	$-
Interest income	32,422
Sales	(774,068)
Purchases	5,644,164

Fair value at June 30, 2013	$4,902,518
*There were no realized gains during the year ended June 30, 2013.

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2013 and 2012

NOTE G – FIXED INCOME GUARANTEED OPTION

The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) with Principal Life Insurance Company.  Principal Life Insurance Company maintains the contributions in a general account.  The GIC does not have specific underlying assets assigned.  The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is included in the financial statements at contract value which approximates fair value. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The GIC does have a surrender charge of 5% that may be charged if the Plan terminates its interest in the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be greater than 3% or less than 1%. Such interest rates are reviewed on a semi-annual basis for resetting. The Plan began holding these investments on January 1, 2013, and since that time the average yield credited to participants was as follows:

Average yields:
Based on actual earnings	2.08%
Based on interest rate credited to participants	2.08%

NOTE H - PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in certain funds and accounts managed by Principal.  Principal is the Plan’s trustee and third-party administrator.  Such transactions qualify as exempt party-in-interest transactions.   Fees paid by the Plan for investment management services were included as a reduction of the return earned on each contract.

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2013 and 2012

NOTE I - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100 percent vested in their accounts.

NOTE J - RISKS AND UNCERTAINTIES

The Plan utilizes various investment securities. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant balances and the amounts reported in the financial statements and supplemental schedule.

NOTE K – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying 2013 and 2012 financial statements to Schedule H of Form 5500:

	June 30,
	2013	2012

Net assets available for benefits per the financial statements	$25,534,188	$20,434,520

Benefit claims payable	-	(351)
Loan interest adjustment	1,307	-

Net assets available for benefits per the Form 5500	$25,535,495	$20,434,169

The following is a reconciliation of the net increase per the financial statements for the year ended June 30, 2013, to Schedule H of Form 5500.

2013

Net increase in net assets available for benefits per the financial statements	$5,099,668

Loan interest adjustment	1,307
Change in benefit claims payable	351

Net increase per Form 5500	$5,101,326

SUPPLEMENTAL SCHEDULE

HOMETRUST BANK 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 56-0181785
PLAN NUMBER 002
June 30, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue Borrower. Interest Collateral, Par or Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

*	Principal Life Insurance Company	Fixed Income Guaranteed Option		$4,902,518
	MFS	Utilities Fund	-	2,506,100
	MFS	International New Discovery	-	538,330
	MFS	New Discovery	-	675,803
	American Funds	EuroPacific	-	246,409
	Delaware	Small Cap Value	-	537,598
	Edge Asset Mgmt	Capital Appreciation	-	1,213,146
	Edge Asset Mgmt	Equity Income	-	257,565
	Franklin	Income Fund	-	4,690,453
	Franklin	US Government Securities Fund	-	552,971
	HomeTrust Bancshares	Common Stock	-	4,940,895
	PIMCO	Total Return A	-	50,350
	Ridgeworth	Mid-Cap Value	-	649,909
*	Principal Global	Mid Cap	-	911,816
*	Principal Trust	Income Fund	-	19,390
*	Principal Trust	Target 2010	-	266,992
*	Principal Trust	Target 2015	-	31,926
*	Principal Trust	Target 2020	-	157,184
*	Principal Trust	Target 2025	-	5,551
*	Principal Trust	Target 2030	-	259,355
*	Principal Trust	Target 2035	-	8,898
*	Principal Trust	Target 2040	-	275,022
*	Principal Trust	Target 2045	-	10,421
*	Principal Trust	Target 2050	-	42,920
*	Principal Trust	Target 2055	-	38,672
	T. Rowe Price	Large Cap Growth	-	863,071
	Participant loans***	4.25% to 5.00%, due through	-	801,820
		June 2017	-

			-	$25,455,085

*         Party-in-interest to the Plan.
**         Cost omitted for participant-directed investments.
**	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMETRUST BANK 401(k) PLAN

Date: December 26, 2013	By:	/s/F. Edward Broadwell, Jr.
	Name:	F. Edward Broadwell, Jr.
	Title:	Trustee

Date: December 26, 2013	By:	/s/Dana L. Stonestreet
	Name:	Dana L. Stonestreet
	Title:	Trustee

Date: December 26, 2013	By:	/s/Teresa White
	Name:	Teresa White
	Title:	Trustee